Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

XRHealth, Inc.
1330 Beacon St STE 209
Brookline, MA 02446
https://www.xr.health/

Up to $1,069,949.98 in Common Stock at $25.63
Minimum Target Amount: $9,995.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: XRHealth, Inc.
Address: 1330 Beacon St STE 209, Brookline, MA 02446
State of Incorporation: DE
Date Incorporated: May 05, 2020

Terms:

Equity

Offering Minimum: $9,995.70 | 390 shares of Common Stock
Offering Maximum: $1,069,949.98 | 41,746 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $25.63
Minimum Investment Amount (per investor): $256.30

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Early Bird Bonus - First 7 days | XRHealth t-shirt

Volume

Tier 1 perk - ($5,000 + free zoom wellness session with an XRHealth professional)

Tier 2 perk - ($10,000 + free VR telehealth kit with lifetime subscription to applications)

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

VR-empowered Telehealth Services - Direct to Patient model:

Patients sign up for XRHealth Telehealth Services, coming through 3 main channels: Digital Marketing, Self-Insured Employers, Referring Physicians. Our clinics currently provide Physical Therapy, Occupational Therapy, Behavioral Health and Speech Therapy services.

The patient completes an initial evaluation over a video call with one of XRHealth's licensed clinicians and, if admitted for treatment, is sent a Telehealth VR/AR kit (on loan). The headset arrives preloaded with XRHealth's FDA-registered Medical Applications and a treatment plan.

Telehealth sessions are held twice a week. XRHealth clinicians use the External Control App to monitor & control the patient's VR/AR headset remotely.

The patient uses the Mobile App to track their own progress and chat with their clinician. The clinician monitors patient progress using the Data Portal and adjusts the training plan as needed.

The patient's insurance company is billed directly by XRHealth for the telehealth session and progress reports are shared with referring physicians.

XRHealth Products - Business to Business model:

Inpatient and outpatient facilities partner with XRHealth to expand their skilled therapy and rehabilitation services.

XRHealth installs a state-of-the-art VR station (hardware + software) in the partner's facility.

XRHealth trains the partner's therapists to optimize patient outcomes and maximize revenue.

XRHealth collects a monthly license fee for use of XRHealth Products.

Revenue Generation

XRHealth is a licensed medical provider and is in-network with all major payers in

Massachusetts and Michigan, including Medicare and private plans. Outside of Michigan and Massachusetts, XRHealth also has contracts with Medicare in 16 additional states. In total, XRHealth has 50M covered lives with plans to reach 100M by the end of 2022 and 200M covered lives by the end of 2024. Telehealth Services generates revenue by billing payers for services rendered.

XRHealth collects monthly license fees for use of XRHealth Products.

Company Intellectual Property

The company has applied for 21 patents to date, of which 3 have been approved. All patents reflect powerful technology in the VR/AR Healthcare arena, such as bio-feedback closed loop systems, real-time telehealth capabilities and data analysis. By harnessing AI and Machine Learning the company is developing capabilities to improve outcomes and to provide early detection in the areas of neurological disorders, pain management and mental health.

About XRHealth

XRHealth was founded in Israel, initially named VR PHYSIO LTD, on July 5, 2016. VR PHYSIO LTD was renamed VR HEALTH LTD on April 30, 2017. VR HEALTH LTD was renamed XR HEALTH IL LTD on July 2, 2019. XRHEALTH, Inc was incorporated in the state of Delaware on May 5, 2020. On August 19, 2020, XRHEALTH, Inc became the holding company of the group, and thereby the parent company of XR HEALTH IL LTD.

Competitors and Industry

XRHealth is one of the first companies using virtual reality to empower telehealth treatments.

XRHealth competes with traditional providers of outpatient services who are treating patients in "bricks and mortar" outpatient facilities or via telehealth. Virtual Reality-empowered treatment provides a significant enhancement to existing options.

Why Virtual Reality?

(1) VR is immersive, engaging and fun - this drives significantly higher adherence to home exercise plans

(2) VR enables full body motor and cognitive training – fully fit for a multitude of chronic conditions

(3) VR wearables measure & generate many valuable objective data points per treatment session, allowing the clinician to tailor the treatment plan to each patient during the entire course of treatment

Industry:

The US Physical Therapy market is $38B in size in 2021 and growing 1-7% annually.

Source: https://www.ibisworld.com/industry-statistics/market-size/physical-therapists-united-states/

The US Occupational Therapy market is $26B in size in 2021 and growing 3-5% annually. Source: https://www.ibisworld.com/industry-statistics/market-size/occupational-therapists-united-states/#:~:text=What%20is%20the%20market%20size,is%20%2427.3bn%20in%202021.

Competition:

The Physical and Occupational Therapy markets in the US are highly fragmented and not dominated by any single players. In both markets, there is not a single provider with over 5% of the market.

There are 133,167 Physical Therapy businesses in the US, and the largest providers in the space are Select Medical Holdings Corporation, Kindred Healthcare LLC and US Physical Therapy Inc. SOURCE: https://www.ibisworld.com/united-states/market-research-reports/physical-therapists-industry/

There are 41,967 Occupational Therapy businesses in the US, and the largest providers in the space are Encompass Health Corporation, Select Medical Holdings Corporation and Kindred Healthcare LLC.

Additionally, we compete with technology-enabled startups which are trying to innovate models of muskuloskeletal (MSK) and mental healthcare.

Within the MSK space, one example is Hinge Health, a Digital Clinic that pairs advanced sensor technology, computer vision and a clinical care team. Hinge Health recently raise $300m in a Series D funding round at a valuation of $3B. Another competitor is Sword Health, which offers a muskuloskeletal product called digital therapist, which connects in-house doctors of Physical Therapy to Sword members who wear motion sensors. Sword Health recently raised $85m in a Series C funding round.

Our Stress Management and Behavioral Health practices compete with Talkspace, Teladoc, and many other fast-growth technology-enabled healthcare startups.

None of these competitors use virtual reality to inform or enhance the care which they provide.

Current Stage and Roadmap

XRHealth virtual clinics are fully operational and generating revenue in the US, Israel and Australia. By the end of 2022, additional virtual clinics in the 10 biggest U.S. states will be opened. By the end of 2024, XRHealth intends to complete a nationwide rollout in the U.S. and launch a European business (our applications are already CE-registered).

XRHealth Products are being sold to clinics, hospitals and rehab centers in the US,

Israel and Australia.

XRHealth intends to dominate the Outpatient Chronic Conditions market globally, serving tens of thousands of patients across multiple care verticals.

XRHealth intends to conduct clinical trials to support FDA approval processes for its VR/AR Applications. Once approved, they can be prescribed as Digital Therapeutics (DTx) for chronic conditions in 3 main therapeutic areas: pain management, neurological disorders, and behavioral health.

The Team

Officers and Directors

Name: Hillel Bachrach

Hillel Bachrach's current primary role is with 20/20 HealthCare Partners, LLC. Hillel Bachrach currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 19, 2020 - Present
  Responsibilities: Governance, oversight, and strategy. Hillel Bachrach was a Board Member of XRHealth IL LTD since 12/15/2017.

- **Position:** Advisory Board Member
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Advise on general strategic business and technical matters

Other business experience in the past three years:

- **Employer:** 20/20 HealthCare Partners, LLC
  Title: Managing Partner
  Dates of Service: September 01, 2005 - Present
  Responsibilities: Provides equity financing for promising growth businesses as well as for public offerings, buyouts or re-capitalizations of companies specializing in med-tech healthcare and lately advanced Bio-Tech technologies, Telehealth, AI and Big Data Analytics.

Name: Eran Orr

Eran Orr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Founder

Dates of Service: May 05, 2020 - Present
Responsibilities: Managing and directing the company toward its primary goals and objectives. Eran Orr is paid $175,000 in base salary. Eran has been CEO of our prior holding company, XRHealth IL LTD, since 07/05/2016.

- **Position:** Director
  Dates of Service: July 05, 2016 - Present
  Responsibilities: governance and strategic planning

Name: Gilad Meiri

Gilad Meiri's current primary role is with Cupixel. Gilad Meiri currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 19, 2020 - Present
  Responsibilities: Oversight, governance and strategic planning. Gilad Meiri was a Board Member of XRHealth IL LTD since 08/09/2017.

Other business experience in the past three years:

- **Employer:** Cupixel
  Title: CFO, Board Member, Investor
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Business office oversight, governance and strategic planning.

Name: Miki Levy

Miki Levy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CTO
  Dates of Service: January 25, 2017 - Present
  Responsibilities: Leading the research & development team. Miki Levy is paid a base salary of $160,000 and 25,000 options on common stock annually.

- **Position:** Board Member
  Dates of Service: August 19, 2020 - Present
  Responsibilities: Oversight, governance and strategic planning. Miki Levy was a Board Member of XRHealth IL LTD since 01/25/17.

Name: Deepa Javeri

Deepa Javeri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: April 27, 2020 - Present
  Responsibilities: Managing the financial actions and responsibilities of XRHealth. Deepa Javeri is paid $140,000 in base salary and 17,110 stock options annually.

Other business experience in the past three years:

- **Employer:** Propel, LLC
  Title: Founder
  Dates of Service: June 07, 2018 - December 31, 2020
  Responsibilities: Direct, plan and organize corporate decision-making.

Name: Gal Hayut

Gal Hayut's current primary role is with Bridges Israel. Gal Hayut currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 10, 2019 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Bridges Israel
  Title: Managing Partner
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Invest in Israeli businesses to generate competitive financial returns alongside measurable social Impact.

Other business experience in the past three years:

- **Employer:** Kando Technologies
  Title: Director
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Viridix
  Title: Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Oversight, governance and strategic planning

Name: Sergey Gribov

Sergey Gribov's current primary role is with Flint Capital. Sergey Gribov currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 19, 2020 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Flint Capital
  Title: Partner
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Making financial investments

Other business experience in the past three years:

- **Employer:** Socure
  Title: Board Member
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Cyolo
  Title: Board Member
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Sensi.AI
  Title: Board Member
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Circles - Online Group Support
  Title: Board Member
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Cynomi
  Title: Board Member
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Oversight, governance and strategic planning

Other business experience in the past three years:

- **Employer:** Brand Total
  Title: Board Member
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Oversight, governance and strategic planning

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of common stock in the amount of up to $1.07m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The shares of common stock that an investor is buying have voting rights attached to them. However, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products & services on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products & services earlier than us, or superior products & services than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
XRHealth was formed on July 5, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XRHealth has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access our business data. Any cyber-attacks on XRHealth could harm our reputation and materially negatively impact our financial condition and business.

Company Specific Risks
XRHealth is a telehealth services company. We cannot predict what new and unforeseen regulations and restrictions may arise in the telehealth space which can potentially have an adverse impact on our business.

Company Specific Risk
Products similarly substantial to ours may be developed by our competitors, threatening our ability to differentiate ourselves in the healthcare services space.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ESOP Management & Trust Services Ltd. (for the benefit of Eran Orr)	800,000	Common Stock	25.3
Eran Orr	16,390	Common Stock	0.52

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 41,746 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,159,349 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options & Warrants

The total amount outstanding includes 56,326 of shares to be issued pursuant to outstanding warrants

The total amount outstanding includes 494,809 of shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $11,399,533.00
  Use of proceeds: Virtual Clinics launched in Israel, Australia, and the US
  Date: August 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $961,833.21
  Number of Securities Sold: 37,533
  Use of proceeds: Clinic Growth
  Date: June 28, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $399,475, or 177% growth in revenue from fiscal year

2019.

Through the launch of a new business segment, VR telehealth clinics, we were able to create a new market for our products by becoming the service provider.

Cost of sales

Cost of sales in 2020 was $221,914, a significant increase of approximately $169,000, from costs of $52,431 in fiscal year 2019. The increase was largely due to an increase in lower-margin service revenues.

Gross margins

2020 gross profit increased by $85,997 over 2019. Gross profit and gross margins as a percentage of revenues decreased from 63.6% in 2019 to 44.4% in 2020. This reduction in margin was caused by growth in our lower-margin services segment.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2020 increased $4,732,213 from 2019, due primarily to a significant upfront investment in the establishment of our services segment as well as costs to fund a sales & marketing team.

Historical results and cash flows:

Over the past two years, we invested heavily in building a research and development team that would help us build a virtual reality enabled telehealth products & services business. We expect those costs to continue as-is or experience modest growth subject to fundraising success.

We also invested in an operational team for each clinic; many of those costs will be fixed as we scale.

Future growth in expenses will be driven by growth in variable costs - as our clinical practices grow, we will need to hire more clinicians to treat patients.

Equity has been raised from:

(1) ExitValley, a crowdfunding platform in Israel

(2) venture capitalists

(3) angel investors

Grants have been raised from:

(1) Israeli Innovation Authority

(2) BIRD Foundation

Debt has been raised from:

(1) CT Innovations

(2) MassDevelopment's Emerging Technology Fund

(3) Discount Bank

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2021, the company had available liquidity of $6.2m.

This is comprised of a fully undrawn revolving line of credit with Discount Bank of $4m. Cash on hand was $1.2m. There are signed investment commitments of $1.04m to be funded imminently.

In addition, the Company is pursuing fundraising activities with accredited investors and investment vehicles outside of the StartEngine platform.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign will enable us to accelerate growth. Our intent is to complete a Reg CF round, and then pursue Reg A crowdfunding as much as possible as a bridge to public markets. Our ideal scenario would be to raise sufficient growth capital each year until we are able to go public.

We believe we can achieve breakeven for our business in 2022 if we optimize for this outcome, however we are currently planning to continue raising sufficient funds to prioritize growth over profitability with a goal to reach $1m in monthly revenue as quickly as possible.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

XRHealth has raised almost $30m since inception in equity, government grants, and debt financing. We have a proven track record of successfully accessing capital markets from varied funding sources.

Our current burn rate is $700k per month, down from $1m in July. Our strong growth in cash inflows and high contribution margins are enabling us to reduce our burn rate quickly as we grow.

While it is our plan to raise significant capital in order to accelerate growth, we have flexibility to reduce burn and extend runway if we don't meet our fundraising goals.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Crowdfunding is currently one component of a multifaceted fundraising exercise. If we are successful, we will focus our efforts on raising funds on StartEngine. Raising the minimum here will mean we focus more energy on raising capital through other means. We have successfully raised funds from VCs, lenders and grant-making bodies in the past and believe we can access those sources of capital in the future.

Raising minimum funds on StartEngine will mean our funding runway stays approximately constant to where it currently stands, at ~9 months depending on our operating choices. If we are unsuccessful raising targeted funds, we will reduce our expenditures while doubling down on efforts outside of crowdfunding in order to extend runway.

How long will you be able to operate the company if you raise your maximum funding goal?

Although we had cash burn of $700k last month, the $1.07m maximum for this raise equates to approximately an additional 2-3 months of runway b/c of the persistent month over month declines in cash burn. We do not intend to stop raising capital at the maximum set for this raise - we are currently conducting our audit to become eligible to raise $5m via StartEngine, and will pursue that as soon as the audit is complete. If we are successful in raising $5m we would be able to choose between bridging to breakeven or raising further capital to continue prioritizing growth over profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If we don't meet our fundraising goals on StartEngine, we anticipate launching an equity fundraising round with private investors in Q1 of 2022.

Indebtedness

- **Creditor:** Discount Bank
  Amount Owed: $750,000.00
  Interest Rate: 8.5%
  Maturity Date: February 25, 2024

It is an amortizing loan.

- **Creditor:** Discount Bank
  Amount Owed: $1,250,000.00
  Interest Rate: 8.5%
  Maturity Date: February 29, 2024
  It is an amortizing loan.

- **Creditor:** Discount Bank
  Amount Owed: $3,000,000.00
  Interest Rate: 8.5%
  Maturity Date: June 01, 2024
  It is an amortizing loan.

Related Party Transactions

- **Name of Entity:** Hillel Bachrach
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Hillel Bachrach, a director of XRHealth, is also a member of our advisory board. For this service, he is compensated in equity.
  Material Terms: Hillel has earned 5,275 shares per year for serving on the advisory board of XRHealth since October 1, 2017. His current grant will be fully vested on November 1, 2021.

Valuation

Pre-Money Valuation: $80,974,114.87

Valuation Details:

This valuation was based on many factors.

Firstly, the intangible assets owned by XRHealth are valuable, as well as difficult and costly to replicate. We have 8 FDA- and CE- registered medical applications in VR. We have 21 outstanding patent filings with 3 having been issued. And we have contracts with insurance companies for 50m covered lives in the US. We have raised almost $20m in equity and non-dilutive funding which has been invested in building the technological and business IP of XRHealth.

Secondly, businesses similar to ours have raised significant capital at very high valuations.

In the Muskuloskeletal space, Hinge Health recently raised $300m in a Series D funding round at a valuation of $3B: https://www.fiercehealthcare.com/tech/hinge-health-scores-300m-series-d-to-expand-digital-musculoskeletal-health-services

Sword Health recently raised $85m in a Series C funding round: https://www.mobihealthnews.com/news/sword-health-closes-25-million-series-b-round-accelerate-company-growth

In the digital therapeutics space, Pear Therapeutics, estimated to earn $4m of revenue in 2021, is merging with a SPAC and is valued at $1.6b: https://peartherapeutics.com/pear-therapeutics-to-become-a-public-company-and-expand-its-leadership-position-in-prescription-digital-therapeutics/

Akili Interactive, with a single FDA-approved digital therapeutic, raised $160m in Series D Financing: https://www.akiliinteractive.com/news-collection/akili-secures-160-million-in-financing-poised-to-deliver-on-the-promise-of-digital-therapeutics

We have $1m+ in YTD revenue and 8 FDA-registered medical applications. While we still need to pursue full FDA approval for our digital therapeutics, we believe we are not far behind these two competitors in terms of hitting revenue & FDA milestones.

Thirdly, we have recent investor validation for this price: we have signed commitments for more than $2 million outside of the StartEngine platform. Private fundraising activity is ongoing in parallel with the StartEngine offering.

Disclaimers

The pre-money valuation of XRHealth was determined internally by the Company without the use of a formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised

We have not assumed that shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.70 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  This amount would be used for digital marketing to fuel patient growth.

If we raise the over allotment amount of $1,069,949.98, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  96.5%
  Our primary avenue for revenue is patient services, and the main way we grow patients is through placing digital advertisements. The first $1m we raise on Startengine will be used entirely to fund marketing expenses to support patient growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.xr.health/ (xr.health/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/xrhealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR XRHealth, Inc.

[See attached]

XRHealth, INC.

Consolidated Financial Statements
Year Ended December 31, 2020 and 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
XRHealth, Inc.
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of XRHealth, Inc., (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 4, 2021

XRHealth, Inc.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	2,481,903	1,915,708
Accounts receivable—net	63,666	99
Inventories	34,358	19,527
Other current assets	406,935	121,329
Total current assets	**2,986,862**	**2,056,663**
Intangible assets, net	96,000	128,000
Property and equipment, net	1,940,927	98,844
Other assets	-	24,366
Total assets	**$ 5,023,789**	**$ 2,307,873**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	1,454,125	200,954
Accrued revenue	106,778	-
Current portion of long-term debt	-	23,630
Other current liabilities	550,088	237,208
Total current liabilities	**2,110,991**	**461,792**
Long-term debt, net	750,000	224,443
SAFE(s)	11,399,533	3,659,190
Total liabilities	**$ 14,260,524**	**$ 4,345,425**
STOCKHOLDERS EQUITY		
Common Stock	4,200	4,195
Notes receivables on shares issued	(2,068)	(2,068)
Additional Paid in Capital (APIC)	5,597,713	5,475,070
Retained earnings/(Accumulated Deficit)	(14,836,580)	(7,514,749)
Total stockholders' equity	**(9,236,735)**	**(2,037,552)**
Total liabilities and stockholders' equity	**$ 5,023,789**	**$ 2,307,873**

See accompanying notes to financial statements.

XRHealth, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue - products	$	196,668	$	143,995
Net revenue - services		202,807		-
Cost of products		19,953		52,431
Cost of services		201,961		-
Gross profit		177,561		91,564
Operating expenses				
General and administrative		4,001,230		1,553,656
Depreciation		250,414		25,829
Amortization		32,000		32,000
Sales and marketing		807,948		35,523
Research and development		2,570,053		1,282,424
Total operating expenses		7,661,645		2,929,432
Operating income/(loss)		(7,484,084)		(2,837,868)
Interest expense/(Income)		(158,797)		(12,283)
Other Loss/(Income)		(3,456)		(9,504)
Income/(Loss) before provision for income taxes		(7,321,831)		(2,816,081)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(7,321,831)**	**$**	**(2,816,081)**

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Notes Receivables On shares issued	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance - December 31, 2018	**1,537,457**	**$ 4,077**	**$ 5,343,741**	**$ (2,068)**	**$ (4,698,668)**	**$ 647,082**
Issuance of common stock	42,523	118	6,779	-	-	6,897
Share based compensation	-	-	124,550	-	-	124,550
Net income/(loss)	-	-	-	-	(2,816,081)	(2,816,081)
Balance - December 31, 2019	**$ 1,579,980**	**$ 4,195**	**$ 5,475,070**	**$ (2,068)**	**$ (7,514,749)**	**$ (2,037,552)**
Issuance of common stock	42,523	5	3,151	-	-	3,156
Share based compensation		-	121,918	-	-	121,918
Currency translation	-	-	(2,426)	-	-	(2,426)
Net income/(loss)	-	-	-	-	(7,321,831)	(7,321,831)
Balance - December 31, 2020	**1,622,503**	**4,200**	**5,597,713**	**(2,068)**	**(14,836,580)**	**(9,236,735)**

See accompanying notes to financial statements.

XRHealth, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (7,321,831)	$ (2,816,081)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	282,414	57,829
Financial expenses in connection with loan	-	10,000
Sharebased compensation expense	121,918	124,550
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	(261,240)	(61,992)
Inventory	(14,831)	2,892
Accounts receivable	(63,567)	-
Accounts payable	420,938	(30,198)
Accrued revenue	106,778	-
Other current liabilities	312,880	(46,151)
Net cash provided/(used) by operating activities	**(6,416,541)**	**(2,759,151)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(1,262,690)	(78,055)
Net cash used in investing activities	**(1,262,690)**	**(78,055)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contributions	3,156	6,897
SAFE's	7,740,343	3,659,190
Proceeds from note payables, net	501,927	(12,899)
Net cash provided/(used) by financing activities	**8,245,426**	**3,653,188**
Change in cash	566,195	815,982
Cash—beginning of year	1,915,708	1,099,726
Cash—end of year	**$ 2,481,903**	**$ 1,915,708**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 13,070	$ 9,855
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ 813,960	$ -
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities	-	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

XR Health IL Ltd., was incorporated in Israel on July 5, 2016 and commenced its operations on the same date. On August 8, 2016 XR Health IL Ltd., incorporated a wholly owned subsidiary under the law of the state of Delaware, under the name of XR Health USA Inc. On January 16, 2019 XR Health IL Ltd., incorporated a wholly owned subsidiary under the law of Australia, under the name of XR Health (AU) Limited. On January 8, 2020 XR Health IL Ltd., incorporated a wholly owned subsidiary under the law of Israel, under the name XR Health IL Services Ltd.

XRHealth, Inc was founded on May 5, 2020 ("Inception") in the state of Delaware after reorganization of corporate structure, thus becoming the parent Company of afore mentioned wholly owned subsidiaries. The consolidated financial statements of XRHealth, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

XRHealth, Inc is a virtual clinic that provides engaging treatments without patients having to leave home. XRHealth licensed therapists work with patients remotely, using a Virtual Reality (VR) headset to optimize their treatment in real-time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,231,903 and $1,665,708 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful life
Computers and software	3 years
Electronical equipment	5-7 years
Furniture and equipment	13-15 years

Intangible Assets

Intangibe assets are stated at cost, net of accumulated amortization. Amortizaton is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include IP and are amortized over the period of 5 years.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

XRHealth, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of service is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale of service and recognizes the revenue when the service has been provided and has fulfilled their sole performance obligation.

The Company earns revenues from providing medical treatments to patients using a Virtual Reality (VR) headset.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $807,948 and $35,523 which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 4, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

As of December 31, 2020 and December 31, 2019, inventory consists of finished goods.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables while accrued revenue refers to income that has been collected in 2020 but without fulfilling revenue recognition prerequisites. Other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	132,373	31,969
VAT receivables	55,062	30,186
Employee related receivables	5,776	-
Deposits	65,811	34,744
Other receivables	147,913	24,430
Total Other Current Assets	**$ 406,935**	**$ 121,329**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Employee related liabilities	495,665	189,505
Other liabilities	54,423	47,703
Total Other Current Liabilities	**$ 550,088**	**$ 237,208**

Other long-term assets consist primarily of long-term deposits.

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers and software	2,097,132	94,514
Leasehold improvments	22,693	14,351
Furniture and equipment	32,720	26,112
Electronic equipment	65,423	6,341
Property and Equipment, at Cost	2,217,968	141,318
Accumulated depreciation	(277,041)	(42,474)
Property and Equipment, Net	**$1,940,927**	**$ 98,844**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $250,414 and $25,829 respectively.

6. INTANGIBLE ASSETS

The Company's intangible assets comprise IP purchased from Bubble Health Ltd. in 2018. The amortization is calculated over the period of 5 years using the straight-line method from the date of initial use of IP.

Amortization expense for the fiscal year ended December 31, 2020 was $32,000 as well as for the fical year ended December 31, 2019.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 10,000,000 shares designated as $0.01 par value common stock. As of December 31, 2020, 1,622,503 common shares have been issued and are outstanding.

Sharebased compensation

During 2017, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares to employees. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 157,530 shares of common stock available for future issuance of awards under the 2017 Plan.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,		2020		2019
Cost of goods sold	$	-	$	-
Selling, marketing, and administrative		121,918		124,550
Total share-based compensation	**$**	**121,918**	**$**	**124,550**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020	2019
Expected life (years)	6	6
Risk-free interest rate	1.67%	2.53%
Expected volatility	70%	70%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2019	216,441	$	0.57	5.99
Granted	200,194	$	1.96	-
Exercised	(1,550)	$	(2.04)	-
Expired/Cancelled	(29,161)	$	(1.92)	-
Outstanding at December 31, 2020	385,924	$	1.92	5.99
Exercisable options at December 31, 2020	344,610	$	1.92	5.99

8. DEBT

During the years presented, the Company has entered into loans. The details of the Company's loans and the terms are as follows:

					For the Year ended December 2020					For the Year ended December 2019				
Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	Interest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Intrest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
Connecticut Innovations, Inc. loan	$250,000	4%	Fiscal year 2018	11/26/2028	$6,748	$0	$0	$0	$0	$9,855	$0	$23,630	$224,443	$248,073
Massachusetts Development Finance Agency loan	$750,000	6.50%	Fiscal year 2020	11/16/2025	$6,322	$0	$0	$750,000	$750,000	$0	$0	$0	$0	$0
Total					$13,070	$0	$0	$750,000	$750,000	$9,855	$0	$23,630	$224,443	$248,073

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2020	
2021	$0
2022	0
2023	250,000
2024	250,000
2025	250,000
Thereafter	0
Total	**$750,000**

During 2020, the Company has entered into PPP (Payment Protection Program) loan and successfully applied for loan forgiveness in the same year. The loan amounted to $118,900 and income from loan forgiveness is shown within Interest expense/(Income).

SAFE(s)

					As of year ended December 31,	
	SAFE(s)	Borrowing period	Valuation Cap	Discount	2020	2019
	2019 SAFE	Fiscal year 2019	14,600,000	80%	$ 1,500,000	$ 1,500,000
	2019 SAFE	Fiscal year 2019	30,000,000	80%	2,159,190	2,159,190
	2020 SAFE	Fiscal year 2020	30,000,000	80%	7,740,343	-
Total SAFE(s)					**$ 11,399,533**	**$ 3,659,190**

9. GOVERNMENTAL GRANTS

During August 2016, the Company started a communal research and development program with the Israel Innovation Authority (hereafter – the "IIA") and according to the program was eligible for a government grant –as of December 31, 2019 the Company received an amount $1,169,000. In the year ended December 31, 2020 the Company received governmental grant in the net amount of approximately $558,000.

In August 2020, the Company entered into agreement with Victorian State Government in respect of a grant from the Victorian Government Investment Attraction and Assistance Program Fund, and according to the program the Company received governmental grant in the net amount of approximately $140,000.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(2,174,584)	$	(836,376)
Valuation Allowance		2,174,584		836,376
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(3,010,960)	$	(836,376)
Valuation Allowance		3,010,960		836,376
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $10,137,912. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY TRANSACTIONS

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020	
2020	$ 207,469
2021	276,455
2022	285,134
2023	294,161
2024	303,551
Thereafter	-
Total future minimum operating lease payments	**$ 1,366,770**

Rent expense was in the amount of $207,469 and $116,486 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through October 4, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $14,836,580 an operating cash flow loss of $5,584,308 and liquid assets in cash of $2,481,903. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

XRHealth

On-demand virtual care reinvented


XRHealth
Revolutionizing Telehealth With VR/AR

Website | Brookline, MA | HEALTH TECH

$0.00 raised	
0 Investors	**$81M** Valuation
$25.63 Price per Share	**$256.30** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

XRHealth Virtual Clinics offer at-home medical and therapeutic treatments through Virtual Reality (VR/AR) and digital health technologies. XRHealth integrates immersive VR/AR technology, licensed clinicians, and advanced data analytics on one platform, providing a comprehensive therapeutic care solution for patients to receive treatment from the comfort of their home.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **XRHealth has generated over $1 million in revenue YTD and treated over 2,000 patients.** QoQ growth has been 40+% in 2021. With $20M raised to-date from crowdfunding, angel investors, AARP, VCs, and grant-making institutions, we have demonstrated success in fundraising. With this new funding round, we believe we will be able to maintain this robust growth trajectory.
- **Unique Technology in a Large Market:** The fast-growth Telehealth Market is predicted to reach a value of $70.19 billion by 2026. XRHealth VR/AR Medical technology generates valuable objective data points and allows telehealth clinicians to tailor individualized treatment plans for each patient. We are protecting our VR/AR telehealth intellectual property through the pursuit of 21 patents (3 approved).
- **Patient Satisfaction and Clinical Outcomes**: We have strong patient satisfaction, evidenced by XRHealth NPS (Net Promoter Score) of 74 (vs healthcare market average of 38) with 72% of patients agreeing we made a positive difference in their symptoms in under two weeks.

OVERVIEW

Bringing Patient Care into the Future

XRHealth is pioneering the field of Virtual Clinics, utilizing proprietary FDA-registered medical virtual reality (VR/AR) applications to deliver the care patients need to the comfort of their own homes.



Chronic conditions, extraordinary care.
Virtual treatment by real therapists from the comfort of your home.

We integrate immersive VR/AR technology, licensed clinicians, and advanced data analytics on one platform, providing a comprehensive therapeutic at-home care solution.

XRHealth focuses on three main therapeutic areas: pain management, neurological disorders, and behavioral health. We also sell our technology to providers, hospitals, and rehabilitation centers.



VR Telehealth kit

THE PROBLEM

Current Telehealth Technology Provides Limited Treatment

In the post-COVID world, in-person outpatient clinics are not an option for many patients, including immune-compromised people and those residing in remote locations.

Chronic conditions such as Parkinson's Disease, Multiple Sclerosis, TBI, Fibromyalgia, Chronic Pain, Stress and Anxiety, etc require constant therapy from multiple disciplines alongside real-time data analytics to manage fluctuations in patient status.

Many of these patients need and expect at-home care, but existing simple video tools like Zoom and basic chat correspondence do not allow full visibility or insight into the patient's at-home treatment and progress.

THE MARKET

A Major Growing Industry with Impact Across Healthcare

The **telehealth market** is estimated to grow to $70.19 billion by 2026, from $26.4 billion in 2020 at a CAGR of 17.7%. The pandemic doubled the number of people who have used telehealth from 39.4% pre-COVID-19 to 79.5% post-quarantine.

Our services meet the specific needs of the following patient markets:

- The $3.8 trillion chronic and mental health conditions market
- The $65.1 billion pain management market
- The $22.5 billion global stroke management market
- The $22.99 billion global multiple sclerosis (MS) therapies market
- The $17.2 billion global stress management treatments market
- The $10.89 billion global anxiety disorders and depression treatment market
- The Parkinson's disease market projected to reach $11.5 billion by 2029
- The Autism Spectrum Disorders market projected to reach $4.53 billion by 2026
- The $3.4 billion global digital therapeutics market


Our Services Meet The Specific Needs Of The Following Patient Markets
$3.8T
Chronic & Mental Health Conditions
$65.1B
Pain Management
$22.5B
Global Stroke Management
$23B
Global MS Therapies
$17.2B
Global Stress Management Treatments
$10.9B
Global Anxiety & Depression Treatment
$11.5B
Parkinsons Disease, 2029
$3.4B
Global Digital Therapeutics
$4.53B
Autism Spectrum Disorders, 2026

THE SOLUTION

Using Virtual Reality to Deliver At-Home Treatment

According to our research, XRHealth is the first company to use VR-enabled telehealth to change how we treat patients.

Our platform combines immersive VR/AR technology with telehealth services, licensed clinicians, and advanced data analytics for an all-in-one innovative telehealth solution for patients in the comfort of their own homes.


We've brought personalized therapy into the 21st century.
with our virtual, drug-free therapy
XRHealth

Our mission is to provide:

Accessible care for all
Patients feel better from the comfort of their home, and we are covered by most insurance providers.

Engaging Experiences
We provide our patients with enjoyable treatments that feel like less work and more fun. Patients use text & video to chat with the clinician, who guides and monitors their treatment in real-time, adjusting therapy remotely in the VR/AR headset.


Watch later
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Transparent Results
Patients are able to track their own progress using the mobile app to see how they improve and restore function over time. **Most patients experience positive results after just one session.**



Why VR/AR in Healthcare?

We have found that the immersive, engaging and fun nature of VR/AR drives **significantly higher adherence** to home exercise plans, leading to better patient outcomes, reduced re-hospitalization rates, and overall reduced healthcare costs.

It also enables **full body motor and cognitive training** capable of addressing a multitude of chronic conditions. Our technology generates 100% objective data from each treatment session, allowing us to tailor the treatment to each patient and maximizing functional progress.

Meanwhile, **Data Analytics** of chronic condition treatments enable us to improve upon current gold standards for patient/drug clinical outcomes.


Patient
Satisfaction

96% Enjoy using XRHealth for treatment of symptoms

92% Agree that using XRHealth helped maintain motivation to stick with their treatment program

77% Agree that XRHealth made a positive difference to symptoms, after only 2 weeks

How Our Business Works

XRHealth started as a B2B company, selling our products to hospitals, clinics and rehabilitation centers. Our B2C model was officially launched in the form of our virtual clinics in 2021.

Virtual Clinics (B2C)

Our virtual clinics provide at-home treatment for our patients through this simple process:

1. **Patients sign up** for XRHealth services, usually through three main channels: digital marketing (D2C), self-insured employers, and referring physicians.

2. Patients complete an **initial comprehensive evaluation** over a video call with one of XRHealth's licensed clinicians and are sent a Telehealth VR/AR kit (on loan) preloaded with VR/AR Medical applications and a custom treatment plan.

3. **Telehealth sessions are held twice a week.** XRHealth clinicians use the External Control app to control the patient's VR/AR headset remotely.

4. Patients use the Mobile App to **track progress** and chat with the clinician. The clinician monitors patient progress using the **Data Portal** and adjusts the treatment plan as needed; in-between video sessions, and while the patient is following the treatment plan at home.

5. Patient's **progress reports** are shared with PCP or with specialists as needed, and the patient's insurance company is billed for the service.



+10
Welcome to
XRHealth

XRHealth Products (B2B model)

In our B2B model, inpatient and outpatient facilities partner with XRHealth to expand their skilled therapy and rehabilitation services. We generate revenue throughout the process:

1. XRHealth installs a state-of-the-art VR station (hardware + software) in the partner's facility.

2. XRHealth trains the partner's clinicians to optimize patient outcomes and maximize revenue.

3. XRHealth collects a monthly license fee for use of XRHealth Products.

Our Traction

XRHealth virtual clinics are fully operational and already generating revenue. XRHealth has 50 Million Covered Lives in the US alone, and we have already treated over **2,000 patients**. We are growing fast - revenue in Q1-Q3 of 2021 is **$1.1 million**, a huge increase from a total revenue of $400K in 2020.

We have **four fully operational virtual clinics**: two in the US (Massachusetts, Michigan, opening a 3rd one in Florida by the end of this year) as well as Australia and Israel. We have logistics centers and dozens of certified clinicians supporting patients in all 3 geographies, including PTs, OTs, Social Workers, Speech Therapists and Psychologists.


LEVEL UP!
Great Job!
+35pt
2,000
Patients
$1.1M
2021 Q1-Q3 Revenue
21
Patents Filed
Massachusetts
Michigan
Israel
Australia

We have filed **21 patents** for technology, with 3 approved, 14 published, and 4 pending. We also have 8 FDA registered VR/AR Medical Applications and 14 clinical trials running in parallel.

Real world evidence from patients is showing **promising clinical outcomes**. Our patients demonstrate 91.2% adherence to their home exercise plans, a huge increase from the healthcare market average of 50%. (Source). With a +74 Net Promoter Score (NPS), we have extremely high patient satisfaction compared to the healthcare market average of 38 NPS. (Source)


Adherence And Patient Satisfaction Drive Growth
Adherence To Home Exercise Plans
91.2%
50%
XRHealth
Treatment as usual
Net Promoter Score (NPS)
+74%
+38%
XRHealth
Healthcare

WHY INVEST

A Vision for Improved Treatments and Better Outcomes

We believe XRHealth can dominate the fast-growing Outpatient Chronic Conditions Care Market globally, serving tens of thousands of patients across multiple care verticals.



We are changing the way patients are treated. Upon finalizing current clinical trials, XRHealth plans to register its medical VR/AR applications as **Digital Therapeutics (DTx)** for multiple chronic conditions in three main therapeutic areas: pain management, neurological disorders, and behavioral health.

To date, the prevailing treatment for these chronic conditions is medication, which can be addictive, expensive, and a source of side effects. Digital therapeutics provide patients a drug-free engaging experience at substantially lower payer costs.



XRHealth is in a pivotal moment of growth, as we are on the cusp of our full-scale national rollout. We believe in accessibility to all, not only in our services but also in allowing the public to invest and take part in this journey from a very early stage.

Join us as we harness technology and data to provide better clinical outcomes for patients from the comfort of their homes.

In the Press

TIME BBC cnet Forbes DELL VR FOCUS

mobihealthnews RACHAEL

SHOW MORE

Meet Our Team



Hillel Bachrach
Board of Directors
Entrepreneur with more than 40 years of experience managing and funding the commercial global introduction of innovative and revolutionary medical and life science technologies. After a successful career as an entrepreneur starting many companies that were either sold or went public, in 2005 Hillel founded 20/20 HealthCare Partners, an investment company where he is the Managing Partner.



Eran Orr
CEO, Founder & Director
During a 15-year career as an F-16 fighter pilot in the Israeli Air Force and several executive positions, Eran has established himself as a worldwide leader in the XR and health industries and is an official Forbes Councils Member.



Gilad Meiri
Board of Directors
Gilad is a serial entrepreneur and active angel investor. He currently acts as a board member and the CFO of Cupixel. Before that Gilad founded and was the CEO of Neura (acquired by Otonomo Technologies) and Spicebox Labs. Gilad is also a director in publicly traded Third Eye Systems (TASE: THES).



Miki Levy
CTO & Co-Founder
During a 16-year career as an executive officer in the Israeli Air Force Miki received the IDF Major General's Award of Excellence. Miki serves as the president of the VR/AR Association, Tel Aviv chapter.



Deepa Javeri
Chief Financial Officer
During a 15-year career in financial services ranging from equity portfolio management at Merrill Lynch to M&A banking at Morgan Stanley, Deepa developed broad expertise in capital markets, financial planning, and corporate strategy.



Gal Hayut
Board of Directors
After more than 13 years at the Venture Capital Industry and 4 years as the Managing Director of The Portland Trust Israel, a nonprofit 'action-tank" that leads economic development projects in the undeserved population in Israel, Gal recently established Bridges Israel, together with his two partners. Bridges Israel an impact investments fund that invest in businesses that operate among the underserved population in Israel as well as in "tech-for good" Start-ups



Sergey Gribov
Board of Directors
Technology entrepreneur and investor with more than 20 years of experience. Sergey has a lot of experience across such sectors as software development, VoIP, cybersecurity, digital health, finance, and others. Today Sergey is an investor, board member, or mentor in several startups across US and Israel. Sergey holds an MBA, Sloan Fellow from MIT and B.Sc. in Computer Science, Cum Laude from Beer-Sheva University.

Offering Summary

Company	XRHealth, Inc.
Corporate Address	1330 Beacon St STE 209, Brookline, MA 02446
Offering Minimum	$9,995.70
Offering Maximum	$1,069,949.98
Minimum Investment Amount (per investor)	$256.30

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	390
Maximum Number of Shares Offered	41,746
Price per Share	$25.63
Pre-Money Valuation	$80,974,114.87

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Early Bird Bonus - First 7 days | XRHealth t-shirt

Volume

Tier 1 perk - ($5,000 + free zoom wellness session with an XRHealth professional)

Tier 2 perk - ($10,000 + free VR telehealth kit with lifetime subscription to applications)

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

xr health is a virtual clinic that uses

vr technology to combine fda registered

medical applications with advanced data

analytics providing a comprehensive

solution for clinicians and patients

after an initial evaluation with an xr

health clinician a vr headset is sent to

the patient's home

xr health uses vr empowered telehealth

to guide patients recovery in a simple

and practical way keeping treatment fun

while at the same time sending valuable

data to the clinician the patient can

track their plan of care progress in the

mobile app the xr health platform

includes the patient vr portal

the patient mobile app and the clinician

portal

the xr health vr portal includes

multiple immersive therapeutic

applications enabling cognitive training

motor assessments

and pain management

the patient mobile app helps patients to

track their results in progress and to

follow their digital training plan

it also provides an easy and secure way

to stay connected to their xr health

clinician during the treatment plan

the clinician portal provides an

end-to-end solution for telehealth and

remote patient monitoring

the data portal provides real-time

aggregated data of every measurement and

training performed in vr

with our state-of-the-art external

control clinicians can control and

monitor sessions in real time xr health

services are available to patients

through two models

first patients can be referred to our xr

health virtual clinic by their physician

through their employers health benefits

program or they can enroll directly with

xr health

second we offer xr health products to

healthcare providers to expand their

skilled therapy services

we allow our partners therapists to

treat their patients with vr therapy

on-site or via telehealth xr health

constantly strives to improve patient

health reduce payer costs and empower

clinicians

x our health experience analyze get

better

you

Video 2

it's a fact that your health dictates

your life

so it's time to put your recovery in

better hands

welcome to xr health a virtual reality

telehealth clinic you can now get

professional medical treatments right at

home meet with your xr health clinician

online discuss your symptoms and begin

your path to a better more enjoyable

recovery your recovery will use a

state-of-the-art virtual reality system

which will be sent right to your door

welcome to the future of healthcare

thanks to vr 97 of our patients enjoy

their recovery with xr health but more

importantly report a faster recovery

than traditional treatments we use

virtual reality to guide your recovery

in a simple and practical way

keeping your treatment fun while at the

same time sending valuable data to your

clinician

you can even track your progress on our

dashboard watching your recovery in real

time

xr health

experience analyze get better

Video 3

<u>No dialogue</u>

<u>Video 4</u> (Testimonials)

it was like my private therapy

it was phenomenal it has absolutely

changed my life

i don't have constant pain anymore my

memory was improving

and i was able to go into a room and

remember why i was there

it's some of the things that i couldn't

do such as playing my guitar which i

love to do for many many years i can now

do in a limited fashion

i absolutely loved my physical therapist

she listened to me and she made

a program it felt very personal for me

it was so much fun

i looked forward to it i felt more like

i was playing a game

but it also combined it with traditional

physical therapy

now i can tie my shoes you may think

that's nothing

it's awesome much better range of motion

with my shoulder lowering my stress

and i'm actually golfing and i never

thought i would ever be able to swing a

golf club again

really good physical therapists that

work with you

to help create a personal plan that will

help you

to do the best you can do be the best

you can be and

and stay as healthy as you possibly can

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Eran Orr • 1st
Founder & CEO XRHealth
2d • Edited •

XRHealth is at a pivotal moment of growth, as we are on the cusp of our full scale national rollout and multiple Digital Therapeutics registrations.
We believe in accessibility to all, not only in our services but also in allowing the public to invest and take part in this journey from a very early stage like we did in all our previous funding rounds.

We will go live in the next few days offering $1.07M of our shares to the public with a min investment of $256 .
Anyone anywhere can now take part in XRHealth journey to bring VR\AR to the healthcare arena on a large scale.

Sign up here to get a notification once we are live.
We would be very happy to have you join us.
XRHealth
https://lnkd.in/gdZVPq3y.
#healthcare #growth #investment #vrar